Filed Pursuant to Rule 433

Registration No. 333-180289

May 16, 2013

FREE WRITING PROSPECTUS

(To Prospectus dated March 22, 2012 and

Prospectus Supplement dated March 22, 2012)

HSBC USA Inc.
Collared Floating Rate Notes

}	Three year Collared Floating Rate Notes due May 24, 2016
}	Monthly coupon payments at a floating rate of 1-Month LIBOR, subject to a Coupon Floor of 0.65% per annum and a Cap of 2.00% per annum
}	All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Collared Floating Rate Notes (each a “Note” and collectively the “Notes”) offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page FWP-10 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page FWP-6 of this document and page S-3 of the accompanying prospectus supplement.

	Price to Public	Underwriting Discount [1]	Proceeds to Issuer
Per Note	$1,000
Total

1 HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.20% in connection with the distribution of the Notes to other registered broker-dealers. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page FWP-10 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC USA Inc.

Collared Floating Rate Notes

This free writing prospectus relates to a single offering of the Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with monthly Coupon payments, at a floating rate equal to 1-Month LIBOR, subject to the Coupon Floor and Cap.

The offering of the Notes will have the terms described in this free writing prospectus and the accompanying prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Issuer Rating:	A+ (S&P), A2 (Moody’s) †
Principal Amount:	$1,000 per Note.
Trade Date:	May 21, 2013
Original Issue Date:	May 24, 2013
Maturity Date:	Expected to be May 24, 2016, or if such day is not a Business Day, the next succeeding Business Day.
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Principal Amount of your Notes plus the final Coupon.
Coupon:	The Coupon is paid monthly and will accrue at the applicable Coupon Rate set forth below. The Coupon payable will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Coupon Rate:	For each Coupon Payment Period, a rate per annum equal to 1-Month LIBOR on the applicable Coupon Determination Date, subject to the Coupon Floor and the Cap. The Coupon Rate for any Coupon Payment Period will not be less than the Coupon Floor or greater than the Cap. The Coupon Rate with respect to each Coupon Payment Period will be reset monthly on the applicable Coupon Determination Date.
Coupon Payment Periods:	Monthly; the period beginning on and including the Original Issue Date and ending on but excluding the first Coupon Payment Date, and each successive period beginning on and including a Coupon Payment Date and ending on but excluding the next succeeding Coupon Payment Date.
Maximum Coupon Rate /Cap:	2.00% per annum
Minimum Coupon Rate /Coupon Floor:	0.65% per annum
1-Month LIBOR:	A rate per annum equal to the London Interbank Offered Rate (British Banker’s Association) for deposits in U.S. dollars for a period of one month that appears on Reuters page “LIBOR01”, as of 11:00 a.m., London time, on the relevant Coupon Determination Date.
Coupon Determination Dates:	With respect to any Coupon Payment Period, the date that is two London Banking Days immediately preceding the first day of that Coupon Payment Period. For example, we expect that July 22, 2013 (which is two scheduled London Banking Days prior to the scheduled July 24, 2013 Coupon Payment Date) will be the Coupon Determination Date with respect to the Coupon Payment Period commencing on, and including, July 24, 2013 to, and excluding, August 24, 2013. The 1-Month LIBOR rate in effect on the Original Issue Date will be determined on the second London Banking Day prior to the Original Issue Date. If, on any Coupon Determination Date, 1-Month LIBOR cannot be determined as described above, the calculation agent will determine 1-Month LIBOR in accordance with the procedures set forth under “Description of Notes—LIBOR Notes” in the accompanying prospectus supplement.
Coupon Payment Dates:	The 24th calendar day of each month during the term of the Notes, commencing on June 24, 2013, up to and including the Maturity Date, subject to postponement as described in “Coupon” below.

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London Banking Day:	A day on which dealings in U.S. Dollars are transacted in the London interbank market.
CUSIP/ISIN:	40432XFK2/US40432XFK28
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

The Trade Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

† A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold the Notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

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GENERAL

This free writing prospectus relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with monthly Coupon payments that accrue at a rate equal to 1-Month LIBOR, subject to the Coupon Floor and the Cap. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part.

You should read this document together with the prospectus dated March 22, 2012 and the prospectus supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page FWP-6 of this free writing prospectus and beginning on page S-3 of the prospectus supplement as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer,” “HSBC,” “we,” “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

}	The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
}	The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

Coupon

The Coupon is paid monthly and accrues at the applicable Coupon Rate. The Coupon payable will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Coupon Payment Dates are the 24th calendar day of each month, commencing on June 24, 2013, up to and including the Maturity Date. If any Coupon Payment Date falls on a day that is not a Business Day (including a Coupon Payment Date that is also the Maturity Date), the payment due on such Coupon Payment Date will be postponed to the immediately succeeding Business Day. In no event, however, will any additional interest accrue on the Notes as a result of any such postponement. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled “Description of Notes – Interest and Principal Payments — Recipients of Interest Payments” on page S-11 in the accompanying prospectus supplement.

Business Day

A “Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a “Business Day” but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

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INVESTOR SUITABILITY

The Notes may be suitable for you if:

}	You are willing to make an investment that provides monthly interest payment at a variable rate of 1-Month LIBOR, subject to the Coupon Floor and the Cap.
}	You believe 1-Month LIBOR will generally be positive on the Coupon Determination Dates at an amount sufficient to provide you with a satisfactory return on your investment.
}	You are willing to invest in the Notes based on the Cap of 2.00% per annum, which may limit your return on the Notes.
}	You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.
}	You do not seek an investment for which there will be an active secondary market.
}	You are willing to hold the Notes to maturity.
}	You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

}	You are unwilling to invest in the Notes that provide monthly interest payment at a variable rate of 1-Month LIBOR, subject to the Coupon Floor and the Cap.
}	You believe 1-Month LIBOR will not generally be positive on the Coupon Determination Dates at an amount sufficient to provide you with a satisfactory return on your investment.
}	You are unwilling to invest in the Notes based on the Cap of 2.00% per annum, which may limit your return on the Notes.
}	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
}	You seek an investment for which there will be an active secondary market.
}	You are unable or unwilling to hold the Notes to maturity.
}	You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

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Risk Factors

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

In addition to the following risks, you should review “Risk Factors” beginning on page S-3 in the accompanying prospectus supplement including the explanation of risks relating to the Notes described in the following sections:

•	“— Risks Relating to All Note Issuances” in the prospectus supplement.

The Coupon Rate for Each Monthly Coupon Payment Period Is Uncertain and Could Be as Low as the Coupon Floor.

You will receive a monthly Coupon on the applicable Coupon Payment Date that accrues at a rate per annum equal to 1-Month LIBOR, subject to the Coupon Floor of 0.65% per annum and the Cap of 2.00% per annum. 1-Month LIBOR may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on 1-Month LIBOR may be partially offset by other factors. We cannot predict the factors that may cause 1-Month LIBOR to increase or decrease. A 1-Month LIBOR that is less than or equal to 0.65% per annum will cause the Coupon Rate for the applicable Coupon Payment Date to be equal to the Coupon Floor, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual Coupon Rate to maturity of the Notes as compared to other investment alternatives.

Your Coupon Rate Is Limited by the Cap.

The Coupon Rate will be capped at the Cap of 2.00% per annum. As a result, you will not participate in any 1-Month LIBOR in excess of 2.00% per annum. YOUR COUPON RATE WILL NOT BE GREATER THAN THE CAP.

The Notes Are Not Ordinary Debt Securities and the Coupon Rate is Not Fixed for any Coupon Payment Period and Is Variable.

The Coupon Rate is not fixed for any Coupon Payment Period, and will equal 1-Month LIBOR, subject to the Coupon Floor and the Cap, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. We have no control over any fluctuations in 1-Month LIBOR.

The Notes Are Subject to the Credit Risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the return of the Principal Amount at maturity and all Coupons, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes Are Not Insured or Guaranteed by Any Governmental Agency of the United States or Any Other Jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the amounts payable on the Notes.

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity.

The original issue price of the Notes includes the agent’s commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential Conflicts of Interest May Exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Tax Treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” herein and the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

1-Month LIBOR, and Therefore the Value of the Notes, May be Volatile and Will Be Affected by a Number of Factors.

1-Month LIBOR, and therefore the value of the Notes is subject to volatility due to a variety of factors, including but not limited to:

•	interest and yield rates in the market,
•	changes in, or perceptions, about the future level of 1-Month LIBOR,
•	general economic conditions,
•	policies of the Federal Reserve Board regarding interest rates,
•	supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a one-month term,
•	sentiment regarding underlying strength in the U.S. and global economies,
•	expectations regarding the level of price inflation,
•	sentiment regarding credit quality in the U.S. and global credit markets,
•	central bank policy regarding interest rates,
•	inflation and expectations concerning inflation,
•	performance of capital markets,
•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect 1-Month LIBOR,
•	the time remaining to the maturity of the Notes, and
•	the creditworthiness of the Issuer.

The impact of any of the factors set forth above may enhance or offset some or any of the changes resulting from another factor or factors. Increases or decreases in 1-Month LIBOR could result in the corresponding Coupon Rate decreasing or a Coupon Rate equal to the Coupon Floor and thus in the reduction of the Coupon payable on the Notes.

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ILLUSTRATIVE EXAMPLES

The following scenario analysis and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in 1-Month LIBOR and we cannot predict 1-Month LIBOR on any Coupon Determination Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of 1-Month LIBOR. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Coupon determination for a $1,000.00 Principal Amount of Notes, assume that there are 30 days in each monthly period and reflect the Coupon Floor of 0.65% per annum and the Cap of 2.00% per annum.

Hypothetical 1-Month LIBOR	Coupon Floor	Cap	Hypothetical Coupon Rate Per Annum	Hypothetical Coupon
10.00%	0.65%	2.00%	2.00%	$1.6667
9.00%	0.65%	2.00%	2.00%	$1.6667
8.00%	0.65%	2.00%	2.00%	$1.6667
7.00%	0.65%	2.00%	2.00%	$1.6667
6.00%	0.65%	2.00%	2.00%	$1.6667
5.00%	0.65%	2.00%	2.00%	$1.6667
4.50%	0.65%	2.00%	2.00%	$1.6667
4.00%	0.65%	2.00%	2.00%	$1.6667
3.50%	0.65%	2.00%	2.00%	$1.6667
3.00%	0.65%	2.00%	2.00%	$1.6667
2.50%	0.65%	2.00%	2.00%	$1.6667
2.00%	0.65%	2.00%	2.00%	$1.6667
1.50%	0.65%	2.00%	1.50%	$1.2500
1.00%	0.65%	2.00%	1.00%	$0.8333
0.65%	0.65%	2.00%	0.65%	$0.5417
0.00%	0.65%	2.00%	0.65%	$0.5417
-1.00%	0.65%	2.00%	0.65%	$0.5417
-1.15%	0.65%	2.00%	0.65%	$0.5417

Example 1: On a Coupon Determination Date, 1-Month LIBOR is equal to 0.00%. Because 1-Month LIBOR of 0.00% is less than the Coupon Floor, the Coupon Rate for such Coupon Payment Date is equal to the Coupon Floor of 0.65% per annum and the Coupon payment on the relevant Coupon Payment Date would be $0.5417 per $1,000 Principal Amount of Notes calculated as follows:

1,000 × Coupon Rate × 30/360

= $1,000 × 0.65% × 30/360

= $0.5417

Example 2: On a Coupon Determination Date, 1-Month LIBOR is equal to 1.00%. Because 1-Month LIBOR of 1.00% is greater than the Coupon Floor but less than the Cap, the Coupon Rate for such Coupon Payment Date is equal to 1.00% per annum and the Coupon payment on the relevant Coupon Payment Date would be $0.8333 per $1,000 Principal Amount of Notes, calculated as follows:

1,000 × Coupon Rate × 30/360

= $1,000 × 1.00% × 30/360

= $0.8333

Example 3: On a Coupon Determination Date, 1-Month LIBOR is equal to 5.00%. Because 1-Month LIBOR of 5.00% is greater than the Cap, the Coupon Rate for such Coupon Payment Date is equal to 2.00% per annum and the Coupon payment on the relevant Coupon Payment Date would be $1.6667 per $1,000 Principal Amount of Notes, calculated as follows:

1,000 × Coupon Rate × 30/360

= $1,000 × 2.00% × 30/360

= $1.6667

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Historical Performance of 1-Month LIBOR

The following graph sets forth the historical performance of 1-Month LIBOR based on the daily historical levels from May 14, 2008 through May 14, 2013. We obtained the rates below from the Bloomberg Professional® Service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Coupon Rate on the Notes.

1-Month LIBOR, as appeared on the Bloomberg Professional® Service on May 14, 2013 was 0.1982%. The rates reported by the Bloomberg Professional® Service may not be indicative of 1-Month LIBOR that will be derived from the applicable Reuters page.

Historical Performance of 1-Month LIBOR

Source: Bloomberg Professional® Service

The historical 1-Month LIBOR should not be taken as an indication of future performance, and no assurance can be given as to 1-Month LIBOR relevant to any Coupon Payment Date. We cannot give you assurance that the performance of 1-Month LIBOR will result in Coupon payments that will provide a satisfactory return on your investment.

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SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.20% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. We and each holder of Notes (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) agree to treat the Notes for U.S. federal income tax purposes as indebtedness issued by us that is subject to the special U.S. Treasury Regulations applicable to variable rate debt instruments. Except to the extent of any original issue discount, interest paid on the Notes generally should be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In addition, a U.S. holder (as defined in the accompanying prospectus supplement) must include any original issue discount in income as ordinary interest as it accrues, possibly in advance of receipt of cash attributable to such income.  We expect the Notes to be issued with no more than de minimis original issue discount. You should review the discussion set forth in “U.S. Federal Income Tax Considerations – U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes – Variable Rate Debt Instruments” in the accompanying prospectus supplement. In general, gain or loss realized on the sale, exchange or other disposition of the Notes will be capital gain or loss. Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of Notes.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after December 31, 2013. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the Notes.

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TABLE OF CONTENTS

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$   Collared Floating Rate Notes

due May 24, 2016

May 16, 2013

FREE WRITING

PROSPECTUS

Free Writing Prospectus
General	FWP-4
Investor Suitability	FWP-5
Risk Factors	FWP-6
Illustrative Examples	FWP-8
Historical Performance of 1-Month LIBOR	FWP-9
Supplemental Plan of Distribution (Conflicts of Interest)	FWP-10
U.S. Federal Income Tax Considerations	FWP-10

Prospectus Supplement
Risk Factors	S-3
Risks Relating to Our Business	S-3
Risks Relating to All Note Issuances	S-3
Pricing Supplement	S-7
Description of Notes	S-8
Use of Proceeds and Hedging	S-30
Certain ERISA Considerations	S-30
U.S. Federal Income Tax Considerations	S-32
Supplemental Plan of Distribution (Conflicts of Interest)	S-49

Prospectus
About this Prospectus	1
Risk Factors	1
Where You Can Find More Information	1
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	3
Description of Preferred Stock	15
Description of Warrants	21
Description of Purchase Contracts	25
Description of Units	28
Book-Entry Procedures	30
Limitations on Issuances in Bearer Form	35
U.S. Federal Income Tax Considerations Relating to Debt Securities	35
Plan of Distribution (Conflicts of Interest)	51
Notice to Canadian Investors	53
Notice to EEA Investors	58
Certain ERISA Matters	59
Legal Opinions	60
Experts	60